

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2013

Via E-Mail
Mr. George Achniotis
Chief Financial Officer
Navios Maritime Partners L.P.
85 Akti Miaouli Street
Piraeus, Greece 185 38

> **Re:** **Navios Maritime Holdings Inc.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed March 28, 2012**
> **Response letter dated December 21, 2012**
> **File No. 001-33311**

Dear Mr. Achniotis:

We have reviewed your response letter dated January 11, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Notes to the Financial Statements

Note 9. Investments in Affiliates

1. We note from your response to our prior comment 14 in your letter dated December 21, 2012, that you believe that after the January 1, 2012 conversion, the risk and reward profile of the common units and Series A subordinated units are substantially the same and as a result, your entire investment in Navios Partners is appropriately accounted for by the equity method beginning January 1, 2012. We further note that your proposed disclosure indicates the change in accounting that was made as of January 1, 2012, but does not explain the reasons you believe the change was appropriate. Please revise your

notes to the financial statements to disclose why you believe it was appropriate to begin accounting for your entire investment in Navios Partners under the equity method of accounting as of January 1, 2012. In this regard, your revised disclosure should be at a similar level of detail to that included in your response to our prior comment 14. Please confirm that you will revise accordingly.

Note 19. Disposal of Assets, page F-63

2. We note from your response to our prior comment 16 in your letter dated December 21, 2012 that in future filings you will, in Note 19, more clearly cross-reference the disclosure in Note 16. However, we believe that the disclosure of how the deferred gain is calculated or determined should be clearly explained in Note 19 where the amount of the deferred gain for each vessel sale is disclosed. As previously requested, please revise Note 19 to explain how the amount of the deferred gain recognized in connection with the various vessels disposed of during 2011, 2010 and 2009 was calculated or determined.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief